September 1, 2006

Via EDGAR and Facsimile

Stephen Krikorian

Accounting Branch Chief

United States Securities and

  Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C.  20549

Re:

Visiphor Corporation

Form 10-KSB for Fiscal Year Ended December 31, 2005

Forms 10-QSB for Fiscal Quarters Ended March 31, 2006 and June 30, 2006

File No. 000-30090

Dear Mr. Krikorian:

Visiphor Corporation (“Visiphor” or the “Company”) is responding to your letter dated August 17, 2006, relating to the above-referenced filings (the”Filings”).  The comments contained in that letter and the Company’s responses are set forth below.

In providing these responses below, the Company acknowledges that:

•

the adequacy and accuracy of the disclosure in the Filings is the responsibility of the Company;

•

staff comments, or changes, if any, made by the Company in response to staff comments, do not foreclose the Commission from taking any action with respect to the Filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SEC COMMENT:

Form l0-KSB for the year ended December 31, 2005

Item 6. Management’s Discussion and Analysis or Plan of Operations

Results of Operations for the three-month period and year ended December 31, 2005 compared to December 31, 2004, page 25

1.

We note your inclusion of non-GAAP financial measures that exclude amortization, stock-based compensation and one-time unusual expenses in your Form l0-KSB for the fiscal year ended December 31, 2005.  Your presentation lacks substantive disclosure that addresses various disclosures in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  For example, your disclosures do not explain the economic substance behind your decision to use the measures, why you believe the measures provide investors with valuable insight into your operating results, or why it is useful to an investor to segregate each of the items for which adjustments are made.  Additionally, you do not provide any discussion regarding the material limitations associated with each measure or the manner in which you compensate for such limitations.  Note that we believe that detailed disclosures should be provided for each adjustment to your GAAP results and each non-GAAP measure.  Further, please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance.  In addition, clarify why you believe that your non-GAAP results provide a more accurate comparison of your results than your results reported in accordance with GAAP considering that the items excluded are recurring.

VISIPHOR’S RESPONSE:

One of the most common and consistent questions that the Company is asked by investors, potential investors and creditors of the Company is whether or not the Company is generating enough cash from its sales revenues to cover the cash expenses associated with operations on an ongoing basis. In particular, they are concerned with the Company’s progress towards achieving a cash flow from revenues that is equal to or greater than the cash expense level. In order to provide this information to all investors, potential investors and creditors on an equal disclosure basis, the Company has provided the results of operations excluding non-cash transactions that are included in the Company’s expenses as well as any one-time unusual expenses that would not be reasonably expected to be included in future periods.

The amortization expense that has been excluded consists primarily of the expense associated with amortizing some of the cost of the acquisition of two subsidiary companies that were acquired through the issuance of equity in the Company. Full disclosure of the transactions giving rise to the amortization expense can be found in Notes 3 and 6 to the December 31, 2005 financial statements and in Notes 4 and 7 to the December 31, 2004 financial statements. The material limitations associated with recording amortization expense are discussed in the Company’s Critical Accounting Policies immediately preceding the Results of Operations for the three-month period and year ended December 31, 2005 compared to December 31, 2004 and also in Note 2 to the financial statements.

The stock-based compensation expense is excluded for the same reasons as the amortization expense. While a legitimate cost to the Company, it does not have an impact on the

Company’s cash required to pay expenses. The detailed amount of the stock-based compensation expense included in each line item of the Company’s Results of Operations is disclosed in the discussion of the relevant items in the analysis of the Results of Operations for the three-month period and year ended December 31, 2005 compared to December 31, 2004. The material limitations associated with recording stock-based compensation expense are discussed in the Company’s Critical Accounting Policies immediately preceding the Results of Operations for the three-month period and year ended December 31, 2005 compared to December 31, 2004 and also in Notes 2 and 9 to the financial statements.

The one-time expense excluded in the Results of Operations for the year ended December 31, 2005 relates to a single expense that resulted from a legal dispute. The expense was a non-recurring unusual expense that is not reasonably expected to occur again in the future and was a large dollar amount. As such, inclusion of the expense may cause readers of the financial statements to garner an inaccurate view of the Company’s expense levels on an ongoing basis. This expense is detailed in the discussion of the Operating Expenses and Administration expenses in the analysis of the Results of Operations for the three-month period and year ended December 31, 2005 compared to December 31, 2004. There were not considered to be any material limitations with regard to recording this expense as it was a cash legal settlement.

It is not the Company’s intention that the non-GAAP measures provided be used to evaluate performance but rather that the measures provide investors, creditors and potential investors with additional information that will help them in understanding the Company’s Results of Operations, both in terms of comparison to past periods and in estimating possible future results. The Company does not believe that its non-GAAP results provide a more accurate comparison of its results than its results reported in accordance with GAAP. The Company believes that the non-GAAP results provide information that may be helpful and of interest to investors, potential investors and creditors in addition to the GAAP results.

We propose that we will modify our language in future filings to include the following disclosure substantially similar to the following:

The Company presents income excluding amortization, stock-based compensation and one-time unusual expenses which is a supplemental financial measure that is not required by, or presented in accordance with, generally accepted accounting principles. We present income excluding amortization, stock-based compensation and one-time unusual expenses because we consider it an important supplemental measure of our operations as we believe it provides an indicator of the Company’s progress towards achieving a cash flow from revenues that is equal to or greater than the cash expense level, and we believe it enhances period-to-period comparability of our operations. This non-GAAP financial measure may not be comparable to the calculation of similar measures reported by other companies. This measure has limitations as an analytical tool. It should not be considered in isolation, as an alternative to, or more meaningful than financial measures calculated and reported in accordance with GAAP. It should not be considered as an alternative to net income determined in accordance with GAAP. Included below is a reconciliation of income excluding amortization, stock-based compensation and one-time unusual expenses, a non-GAAP financial measure, to net income, the most directly comparable financial measure calculated and reported in accordance with GAAP.

SEC COMMENT:

Item 8A. Controls and Procedures, page 59

2.

Please tell us whether the Chief Executive Officer and Chief Operating Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e).  That is, tell us, and confirm that you will disclose in future filings, whether your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  In your response, also address your assessments in your Form 10-QSBs for the quarterly periods ended March 31, 2006 and June 30, 2006.

VISIPHOR’S RESPONSE:

As of each of December 31, 2005, March 31, 2006 and June 30, 2006, respectively, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Operating Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).  Based on that evaluation, the Chief Executive Officer and Chief Operating Officer and Chief Financial Officer concluded that, as of each of December 31, 2005, March 31, 2006 and June 30, 2006, respectively, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Operating Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

The Company hereby confirms that it will disclose in future filings whether its officers have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Operating Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

SEC COMMENT:

3.

You state that no evaluation of controls can provide absolute assurance.  Please tell us whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  Please refer to Section 11.F.4 of Release No. 338238 for additional guidance.

VISIPHOR’S RESPONSE:

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that they will achieve their objective of ensuring that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Operating Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

The conclusions regarding the effectiveness of the Company’s disclosure controls and procedures as of each of December 31, 2005, March 31, 2006 and June 30, 2006, respectively, reached by the Chief Executive Officer and Chief Operating Officer and Chief Financial Officer discussed in response to SEC Comment number 2 above were made at the reasonable assurance level discussed in the preceding paragraph.

SEC COMMENT:

4.

You state that your independent auditors have advised you of material weaknesses.  Revise to disclose in greater detail the specific steps the company has taken to remediate the material weaknesses.  In addition, revise your disclosure to indicate how management considered these material weaknesses in its assessment of the effectiveness of disclosure controls and procedures as of December 31, 2005.  In your response, also address your assessments in your Form 10-QSBs for the quarterly periods ended March 31, 2006 and June 30, 2006.

VISIPHOR’S RESPONSE:

In order to address the material weaknesses, the Company has received from its independent auditors a detailed description of the significant deficiencies and material weaknesses within the system of internal controls over financial reporting.  Management has reviewed these deficiencies and weaknesses and has commenced remediating.

In order to remediate the issues raised by our independent auditors and in order to more generally improve the Company’s system of internal controls over financial reporting, the Company has hired a new Controller who has significantly more experience and knowledge of internal control environments.  The Company is in the process of engaging an outside consultant that is an internal control and Sarbanes-Oxley subject matter expert to provide additional guidance in improving the system of internal control over financial reporting.  The deficiencies are related to the fact that the Company is small in size and does not have the formal layers of control present in larger companies. For example, a significant number of the deficiencies relate to segregation of duties due to the small size of the Company and its accounting department. The Company has developed procedures to utilize additional staff and reassign duties of existing accounting department staff in order to address these deficiencies. The above steps are being coordinated to provide a framework for construction of a system to evaluate the internal control environment and provide preventive controls that will reduce the reliance on detective and manual controls.

In its assessment of the effectiveness of disclosure controls and procedures as of each of December 31, 2005, March 31, 2006 and June 30, 2006, management of the Company, including the Chief Executive Officer and Chief Operating Officer and Chief Financial

Officer, studied each of the material weaknesses and significant deficiencies in internal controls over financial reporting and assessed what potential impact those weaknesses and deficiencies could have on the effectiveness of the Company’s disclosure controls and procedures. Management, including the Chief Executive Officer and Chief Operating Officer and Chief Financial Officer, determined that due to the small size of the Company, the Chief Executive Officer and Chief Operating Officer and Chief Financial Officer are involved in all aspects of the Company’s operations. The Chief Executive Officer and Chief Operating Officer and Chief Financial Officer have knowledge of all aspects of the Company’s operations at a detailed level sufficient to ensure that the Company’s disclosure controls and procedures were effective in timely alerting them to the material information related to the Company required to be included in the Company’s Filings. This level of knowledge is considered by the certifying officers to be a compensating control and procedure that is adequate to eliminate the risk of a material error or omission in disclosure requirements.

The Company welcomes the opportunity to discuss the foregoing points further and clarify open questions you may have at your convenience.  I can be reached at (604) 684-2449 ext. 237.

Sincerely,

/s/ Wayne Smith

Wayne Smith

Chief Operating Officer and

Chief Financial Officer

cc:

Jason Niethamer, U.S. Securities

  and Exchange Commission

Mark Zastre,  Grant Thornton LLP

Thomas M. Rose, Esq., Troutman Sanders LLP